06012657

RECEIVED

2006 APR 19 A 9:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

April 10, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons". Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

4/19

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

Following the exercise of options by certain employees including two PDMRs the Company has been advised of the following:

A. EXERCISE OF OPTIONS BY PDMRS

i) Mr William Black, Director of Capital & Counties Limited has increased his holding of Liberty International PLC ordinary shares by 10,527 shares to 106,651 shares, representing 0.032% of the issued share capital.

This increase in holding follows an exercise of options on 6 April 2006 over 30,000 ordinary shares in Liberty International at an option price of 565p per share. Immediately following the exercise, Mr Black sold 19,473 ordinary shares at a price of 1,205p per share, in order to meet acquisition costs and income tax liabilities.

ii) Miss Caroline Kirby, Director of Capital Shopping Centres PLC, exercised options on 6 April 2006 over 3,507 ordinary shares in Liberty International at an option price of 565p per share. The shares were then sold at a price of 1,205p per share.

B. INTERESTS OF THE ESOP

The shares required for option exercises by the PDMRs mentioned above and other employees, were provided by transfers of shares from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP, these changes are disclosable as a change in their interests.

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(l)(a);or (ii) *DR* 3.1.4(R)(l)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR J I SAGGERS AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**